Exhibit 99.5

TRILLION ENERGY ANNOUNCES SASB FLOW UPDATE

July 24, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide an update on the flow rates and well perforations at the SASB gas field.

South Akcakoca-2 - Updates on the flow rates are as follows: well head pressure (“WHP”) has stabilized at 371 psi and the well was recently producing 1.94 MMcf/d using 42/64” choke.

Guluc-2 - Initial flow was diverted to the platform vent line with a 64/64” choke where producing WHP was about 350 psi, the well was shut in and within 40 minutes the WHP increased to 1200 psi. Guluc-2 is currently producing at 3.35 MMcf/d with a WHP of 484 psi using a 32/64” choke.

West Akcakoca-1 -Only two of the five zones slated for perforations have been completed at this time due a wait for a replacement tool expected to arrive Thursday. The two perforated zones contain 5 metres gas pay, where WHP went from 1150 psi to 1350 psi. Three more gas zones totaling an additional 4 metres are expected be perforated, after which the well will be tested and flowed. We expect good results based on the initial WHP increase.

Akcakoca-3 was perforated over 11 metres of gas pay with no observable WHP increase, most likely due to water loading, which is currently at 315 metres depth. The well is expected to come back on at about 2 MMcf/d upon installation of a velocity string (2 3/8 production tubing).

Images of the velocity strings ready for installation are now available at Trillion’s social media platforms.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company holds a 49% interest in the SASB natural gas field, a Black Sea natural gas development and 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company also is pursuing oil exploration in S.E. Turkiye and beyond. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran

1-778-819-1585

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F- 1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2023.